Exhibit 99.22
March 25, 2013 Filed Via SEDAR To All Applicable Exchanges and Commissions Dear Sirs: Subject: Crescent Point Energy Corp. (the "Corporation") Notice of Meeting and Record Date
We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General Meeting of securityholders:

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Matthew Kelly"

Matthew Kelly
Account Officer
Corporate & Shareholder Services
Direct Dial: 403-668-8342

cc: CDS & Co.